Mail Stop 0306

October 06, 2004



Via: US Mail and Facsimile to (408) 321-0987


Mr. Michael D. Craighead
Chief Financial Officer
Pericom Semiconductor Corporation
3545 North First Street
San Jose, CA  950134

	RE:	Pericom Semiconductor Corporation
		Form 10-K for the fiscal year ended June 30, 2004
		File No. 000-27026

Dear Mr. Craighead:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2004

Item 7.  Management`s Discussion and Analysis of Financial Condition

Results of Operations:
General
1. In future filings expand the MD&A to discuss how the acquisition of SaRonix or any other acquisitions, has impacted your operating results and financial condition.
2. In future filings discuss how other key performance indicators, such as, changes in volume or changes in prices, might affect your earnings and cash flows, so that investors can ascertain the likelihood of whether past performance is indicative of future performance.
3. In future filings identify and disclose any known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial conditions and operating performance. Refer to SEC Release Nos. 33-8350, 34-48960 and FR-72.

Gross Profit - Page 29
4. We noted that your net sales included sales of excess inventory of $823,000 in fiscal year 2004. Please address the following:
a. Tell us how the inventory that you later sold was priced - i.e., did you sell it at its new cost basis after write-down, or did you realize a profit.
b. Tell us and revise future filings to disclose the impact of the sales upon gross margin for the periods presented.
c. Explain to us in detail, the events and circumstances that arose during the period allowing you to sell inventory that you had written-off as obsolete.
d. Tell us the total inventory written-off to date, the amount sold, the amount discarded, and the amount still on your books.
e. For any inventory still held, explain when and how you intend to dispose of it.
f. We may have additional comments after reviewing your response.
5. Revise future filings to clearly describe the effects of price and product mix changes as required by Regulation S-K Item 303(a)(3)(iii) on your operating results.
6. In future filings, when you cite more than one factor in explaining the change in a financial statement line item in MD&A, please revise to separately quantify the amounts of the individual factors cited, including offsetting factors. For example, revise future filings to quantify the impact of improved products mix, cost reductions and the inclusion of SaRonix margins on your gross profit margin.

Restructuring Charges - Page 29
7. We see that you incurred certain restructuring costs relating to the lease of an unused facility during the fiscal year ended 2004 and 2003. Were these charges part of a formal plan approved by management? In future filings please provide in MD&A a detailed discussion of each significant restructuring charge recorded pursuant to SFAS 146 and EITF 94-3. The following additional disclosures in future filings would be useful to investors:
a. Describe the specific conditions or events leading management to consolidate certain facilities, including specific factors related to products, processes, customers and/or market conditions;
b. Identify significant actions taken and describe the expected timing of those actions;
c. Identify the number and describe the nature of the positions being eliminated;
d. Disclose the intended effects of your restructuring on your financial position, future operating results and liquidity;
e. Quantify the anticipated and actual cost savings derived from your restructuring efforts during the periods presented.
f. Ensure that your response demonstrates compliance with the requirements of Question 15 of SAB Topic 5-P and SFAS 146.

Liquidity and Capital Resources - Page 29
8. Your Liquidity and Capital Resources discussion appears to be a recitation of your cash flow statement in narrative form. Please revise in future filings to discuss those items which management specifically believes may be indicators of the company`s liquidity condition in both the short term and long term. Refer to Item 303 of Regulation S-K and FR-72.
9. We note that your inventory and accounts receivable balances increased significantly for the fiscal year ended 2004 when compared with the fiscal year ended 2003. Revise future filings to discuss the reasons for the significant increases in the 2004 balances and the resulting impact as a source or use of your cash.
10. Revise future filings to discuss how you have funded, and plan to continue to fund, the stock repurchase program.


Off-Balance Sheet Arrangements
11. We note that you did not disclose your off-balance sheet arrangements. In future filings, include a separately captioned subsection discussing off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company`s financial condition. Refer to Item 303 (A)(4) of Regulation S-K and SEC Release No. 33-8182.
Contractual Obligation and Commitments - Page 31
12. Please supplementally reconcile the note payable amount of $1,251 you disclosed on page 31 to the amount you reported on the face of the balance sheet on page 39.

Financial Statements

Consolidated Balance Sheet - Page 39

Intangible assets
13. In future filings, state separately the amount of the accumulated amortization of intangible assets on the face of the balance sheet or in a note thereto in accordance with Rule 5-02-15 and 16 of Regulation S-X.
14. In future filings, provide all the disclosures related to your intangible assets as required by paragraphs 45 and 47 of SFAS 142. See Illustration 1 of Appendix C of SFAS 142 for guidance.

Note 1: Summary of Significant Accounting Policies

Revenue Recognition - Page 45
15. We see that your sales are, in part, made through distributors.
a. Supplementally describe the significant terms of your arrangements with distributors, including but not limited to pricing, payment and return policies.
b. Demonstrate to us that revenue recognition at shipment is appropriate for transactions with distributors.
c. Clarify the accounting for any special arrangements with distributors such as price protection, rights of return and other discounts, credits or special terms.
d. Tell us how you considered paragraph 6 of SFAS 48.
16. We see that your products are distributed through independent foreign and domestic manufacturer`s representatives, distributors and agents.
a. Tell us whether your arrangements with these distributors or any other parties ever include vendor consideration as described in EITF 01-09.
b. If so, tell us and revise future filings to describe the nature and extent of that consideration and how you accounted for it.
Note 7 - Business Combinations - Page 49
17. We note that you refer to the use of an independent appraisal. Please note that reference to independent experts will require that the expert be identified and his consent included in future registration statements in which you incorporate your Form 10-K. Please consider for your future filings.

We will not object, however, if in future filings you deleted the reference and attributed the ultimate responsibility of performing the assessment to management. In that case, you should clearly disclose the method of determining the fair values of the assets.


Note 14 - Restructuring Charge - Page 54
18. We noted the table reflecting the restructuring charges you recorded in 2004 and 2003, and payments recorded against the liability during the same periods. In future filings, expand the note to address the following:
a. Describe in more detail the actions contemplated under each of your restructuring programs, including the operations being downsized or exited and facilities being closed, moved or streamlined.
b. Describe in more detail how your plan will impact your products and processes and how your business and its operations will be different upon completion of the plan.
c. Describe the timeline for completion of significant steps including the anticipated timing of related cash payments to be made in annual periods.

*    *    *    *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.



 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Enunwaonye, Staff Accountant, at (202) 824-5529 or me at (202) 942-1984 if you have any questions.


							Sincerely,



							Martin F. James
							Senior Assistant Chief Accountant
Mr. Michael D. Craighead
Pericom Semiconductor Corporation
October 6, 2004
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